BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          United Technologies Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer

Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                    (Amendment No.  6 )*

               United Technologies Corporation
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $5.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          913017109
           _______________________________________
                        CUSIP NUMBER

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                     Page 1 of 10 Pages
CUSIP No. 913017109                Page 2 of 10 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company, its indirect wholly owned subsidiaries, BT Alex.Brown Incorporated
    (BT Alex.Brown) and Alex. Brown Capital Advisory and
    Trust Company (Alex. Brown Capital Advisory and
    Trust); its indirect 50 percent owned affiliate
    Alex. Brown Investment Management. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]



3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation, and Bankers Trust
     Company are New York Corporations.  BT Alex.Brown is a
     Delaware Corporation.  Alex.Brown Capital Advisory and
     Trust is a Maryland Corporation.  Alex.
     Brown Investment Management is a Maryland Limited
     Partnership.

  NUMBER OF    5. SOLE VOTING POWER
  SHARES
               Bankers Trust Company      2,552,082 shares
               BT Alex.Brown                 14,300 shares
               Alex.Brown Capital
                 Advisory and Trust           7,500 shares
               Alex.Brown Investment
                 Management                 283,150 shares
                                          2,857,032 shares

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY
               Bankers Trust Company          4,000 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                 Advisory and Trust               0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              4,000 shares


CUSIP No. 913017109                     Page 3 of 10 Pages

EACH           7. SOLE DISPOSITIVE POWER
REPORTING
               Bankers Trust Company      3,645,742 shares
               BT Alex.Brown                 15,300 shares
               Alex.Brown Capital
                 Advisory and Trust           7,500 shares
               Alex.Brown Investment
                 Management               1,092,116 shares
                                          4,760,658 shares

PERSON         8. SHARED DISPOSITIVE POWER
  WITH
               Bankers Trust Company          6,400 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                 Advisory and Trust               0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              6,400 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust Company      3,652,142 shares
               BT Alex.Brown                 15,300 shares
               Alex.Brown Capital
                 Advisory and Trust           7,500 shares
               Alex.Brown Investment
                 Management               1,092,116 shares
                                          4,767,058 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company         1.41%
               BT Alex.Brown                 0.00%
               Alex.Brown Capital
                 Advisory and Trust          0.00%
               Alex.Brown Investment
                 Management                  0.42%
                                             1.83%
12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     Alex.Brown Capital Advisory and Trust - BK
     Alex.Brown Investment Management-IA, PN

CUSIP No. 913017109                Page 4 of 10 Pages

             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK"), OR BT ALEX.BROWN, ALEX BROWN CAPITAL ADVISORY AND TRUST, OR ALEX.BROWN INVESTMENT MANAGEMENT,FOR THE PURPOSE OF SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          United Technologies Corp.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          United Technologies Building
          Hartford, CT 06101-2670

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company; its indirect wholly-owned subsidiaries,
          BT Alex. Brown and Alex. Brown Capital Advisory and Trust; its indirect 50 percent owned affiliate Alex.Brown Investment Management


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          For Bankers Trust New York Corporation,
          Bankers Trust Company and BT Alex.Brown

          130 Liberty Street
          New York, New York  10006

          For Alex.Brown Capital Advisory and Trust

          19 South Street
          Baltimore,  Maryland  21202

          For Alex.Brown Investment Management

          One South Street
          Baltimore, Maryland 21202



CUSIP No. 913017109                Page 5 of 10 Pages

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York.

          BT Alex.Brown is a Delaware corporation with its principal business office located in New York.

          Alex.Brown Capital Advisory and Trust is a Maryland Corporation with its principal business office located in Maryland.

          Alex.Brown Investment Management is a
          Maryland limited partnership with its
          principal business office located in
          Maryland.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock ($5.00 par) of United Technologies Corp.

Item 2(e) CUSIP NUMBER:

          913017109

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
          15 of the Act.

          For Alex.Brown Capital Advisory and Trust

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.



CUSIP No. 913017109                Page 6 of 10 Pages

          For Alex.Brown Investment Management

     (e)  [X] Investment Advisor registered under Section
          203 of the Investment Advisors Act of 1940


Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1997
     (i)
          Bankers Trust Company      3,652,142 shares
          BT Alex.Brown                 15,300 shares
          Alex.Brown Capital
            Advisory and Trust           7,500 shares
          Alex.Brown Investment
            Management               1,092,116 shares
                                     4,767,058 shares

(ii) Bankers Trust Company was also the record owner of 26,179,098 shares(*) held for as Trustee of the United Technologies Corp Employee Savings Plan
(the "Plan") with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The
Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.


     _________________________

(*)  This balance includes 26,174,428 shares of common stock which the Plan participants may acquire through the
conversion of all outstanding Series A ESOP Convertible
Preferred stock held by the Plan, at the December 31,  1997
conversion ratio of 1-to-2.


CUSIP No. 913017109                Page 7 of 10 Pages

     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as
          to which Bankers Trust New York Corporation,
          Bankers Trust Company,BT Alex.Brown, Alex Brown
          Capital Advisory and Trust, and Alex.Brown
          Investment Management acknowledges beneficial
          ownership constitutes of the following:
               Bankers Trust Company         1.41%
               BT Alex.Brown                 0.00%
               Alex.Brown Capital
                 Advisory and Trust          0.00%
               Alex.Brown Investment
                 Management                  0.42%
                                             1.83%

          The common stock as to which Bankers Trust New
          York Corporation and Bankers Trust Company disclaims beneficial ownership constitutes 10.1% of the Issuers outstanding Common Stock.

     (c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote -
               Bankers Trust Company      2,552,082 shares
               BT Alex.Brown                 14,300 shares
               Alex.Brown Capital
                 Advisory and Trust           7,500 shares
               Alex.Brown Investment
                 Management                 283,150 shares
                                          2,857,032 shares

     (ii) shared power to vote or to direct the vote -
               Bankers Trust Company          4,000 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                 Advisory and Trust               0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              4,000 shares

     (iii)sole power to dispose or to direct the disposition
          of -
               Bankers Trust Company      3,645,742 shares
               BT Alex.Brown                 15,300 shares
               Alex.Brown Capital
                 Advisory and Trust           7,500 shares
               Alex.Brown Investment
                 Management               1,092,116 shares
                                          4,760,658 shares


CUSIP No. 913017109                Page 8 of 10 Pages

     (iv) shared power to dispose or to direct the
          disposition of -
               Bankers Trust Company          6,400 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                 Advisory and Trust               0 shares
               Alex.Brown Investment
                 Management                       0 shares
                                              6,400 shares

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

CUSIP No. 913017109                Page 9 of 10 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     As of December 31, 1997

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature:     Bankers Trust Company, as Trustee for various
               employee benefit plans.

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Alex.Brown

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary




CUSIP No. 913017109                Page 10 of 10 Pages

Signature:  Alex.Brown Capital Advisory and Trust


By:       /s/ Gregg Hawes
Name:     Gregg Hawes

Title:    Secretary


Signature: Alex.Brown Investment Management

By:       /s/ J. Dorsey Brown, III
Name:     J. Dorsey Brown, III

Title:    Chief Executive Officer

                          Exhibit A


      The  chain  of ownership from Bankers Trust  New  York
Corporation to Bankers Trust Company is shown below:

             Bankers Trust New York Corporation

                              |
                              |
                             100%
                              |
                              |
                    Bankers Trust Company



                           Exhibit B

      The  chain  of ownership from Bankers Trust  New  York
Corporation to BT Alex. Brown, Alex. Brown Capital Advisory and Trust and Alex.Brown Investment Management is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                             100%
                              |
                              |
                BT Alex.Brown Holdings Incorporated
                              |
     _________________________|________________
     |                         |                  |
     |                         |                  |
     |                        49%                 |
     |                         |                  |
     |                         |                  |
     |              Alex.Brown Investment Management
     |
     |                (limited partnership)        |
     |                                             |
     |                                             |
     |                                             |
     100%                                        100%
     |                                            |
     |                                            |
Alex. Brown Financial Corporation  BT Alex. Brown Incorporated
     |                                            |
     |                                            |
   100%                                           1%
     |                                            |
     |                                            |
Alex. Brown Asset Management Incorporated   Alex.Brown Investment Management
     |                                        (limited partnership)
     |
    100%
     |
     |
Alex. Brown Capital Advisory and Trust Company